Exhibit 99.1

Commercial in Confidence

To: All Shareholders 18 July 2024 Dear Shareholders,	Grant Thornton Specialist Services (Cayman) Limited 2nd floor Century Yard, Cricket Square, PO Box 1044, Grand Cayman, KY1-1102 Cayman Islands T +1 (345) 949 8588 F +1 (345) 949 7120
Global Cord Blood Corporation (In Provisional Liquidation) (the “Company”)
Cause No: FSD 106 of 2022 (IKJ)
Cayman Islands company number: 227732

On 22 September 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order (the “Court Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as Joint Provisional Liquidators (the “JPLs”) of the Company pursuant to Section 104(2) of the Companies Act (2023 Revision) of the Cayman Islands (the “Companies Act”).

As previously advised the JPLs called an extraordinary general meeting (“EGM”) of the Company’s contributories to be convened on 16 April 2024 for the purpose of considering, and if thought fit, passing ordinary resolutions to (i) approve the JPLs’ proposed terms of remuneration and (ii) approve the JPLs’ remuneration and disbursements for the period 22 September 2022 to 30 September 2023 (“Fee Approval Period”). The JPLs were unable to convene the EGM because it was inquorate and therefore adjourned the EGM to 24 April 2024. The JPLs were unable to convene the adjourned EGM because it was inquorate and therefore dissolved the EGM.

On 13 May 2024, the JPLs filed a summons for court approval of their remuneration for the Fee Approval Period pursuant to section 109(2) of the Companies Act and the Insolvency Practitioners’ Regulations (2023 Consolidation) (“Summons”). The Summons has been listed for hearing at 10am on 30 July 2024 (“Hearing Date”). In the lead-up to the Hearing Date, the JPLs filed an amendment to the Summons to seek Court approval of the proposed terms of remuneration and on 17 July 2024, a sealed version of the amended summons was received from the Court Registry (“Amended Summons”). Enclosed is a copy of the Amended Summons.

On 18 July 2024 the third affidavit of John Royle (“Royle 3”) was filed with the Court in support of the Amended Summons, please contact the JPLs at gcbcjpls@uk.gt.com should you wish to receive a copy. Please be advised that the JPLs may require documentary evidence of your shareholding in the Company in order for you to receive a copy of the documentation. For the avoidance of any doubt, this notice does not constitute a determination or implied acceptance of that person’s right to be a shareholder, and it is without prejudice to any party’s right to challenge any alleged share issuance by the Company

Yours faithfully
for and on behalf of
Global Cord Blood Corporation (In Provisional Liquidation)

/s/ John Royle

John Royle
Joint Provisional Liquidator of the Company by
Order of the Grand Court of the Cayman Islands

Enclosed:
-            Amended Summons

Chartered Accountants. Grant Thornton Specialist Services (Cayman) Limited is a member firm of Grant Thornton International Ltd (GTIL) and a subsidiary of Grant Thornton UK LLP. GTIL and the member firms are not a worldwide partnership. Services are delivered by the member firms. GTIL and its member firms are not agents of, and do not obligate, one another and are not liable for one another’s acts or omissions. Please see grantthornton.ky for further details. Subject to local regulations.
grantthornton.ky

Digitally signed by Advance Performance Exponents Inc Date: 2024.07.17 14:59:13 -05:00 Reason: Apex Certified Location: Apex

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IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO FSD 108 of 2022 (IKJ)

IN THE MATTER OF THE COMPANIES ACT (2023 REVISION)

AND IN THE MATTER OF GLOBAL CORD BLOOD CORPORATION (IN PROVISIONAL LIQUIDATION)

AMENDED SUMMONS

LET ALL PARTIES CONCERNED attend before Judge in Chambers, at the Law Courts, George Town, Grand Cayman on                                                     2024 at                am/pm, on the hearing of an application by the Joint Provisional Liquidators of Global Cord Blood Corporation (in Provisional Liquidation) (the “Company”) for orders and directions that:

1.	the Joint Provisional Liquidators’ proposed remuneration agreement be approved;

2.	the Joint Provisional Liquidators’ remuneration of US$10,274,854 incurred during the period 22 September 2022 to 30 September 2023 be approved and paid out of the assets of the Company;

3.	the costs of this application be paid from the liquidation estate as an expense of the provisional liquidation; and

4.	such further and/or other relief as this Honourable Court deems fit.

Dated this 13th day of May 2024

CAMPBELLS LLP

THIS AMENDED SUMMONS was filed by Campbells LLP, attorneys for the JPLs, whose address for service is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (Ref: LMF/00621-41817)

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Attorneys at law for the Company and the Joint Provisional Liquidators

To:	The Registrar of the Financial Services Division
And To:	The Company’s Members
Time Estimate:	The estimated length of the hearing of this Summons is three hours

2

THIS AMENDED SUMMONS was filed by Campbells, attorneys for the JPLs, whose address for service is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (Ref: LMF/00621-41817)

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